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                             November 7, 2022

       Dale Bowen
       Chief Financial Officer
       Instructure Holdings, Inc.
       6330 South 3000 East
       Suite 700
       Salt Lake City, UT 84121

                                                        Re: Instructure
Holdings, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Filed November 2,
2022
                                                            Form 8-K furnished
on November 1, 2022
                                                            File No. 001-40647

       Dear Dale Bowen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 51

   1. In order to provide a better understanding of the growth in your customer count from period-to-period,
please revise to provide the exact number of customers for each period presented. We refer to
your response to comment 9 in your March 23, 2021 letter.
 Dale Bowen
FirstName
Instructure LastNameDale
            Holdings, Inc. Bowen
Comapany 7,
November    NameInstructure
               2022         Holdings, Inc.
November
Page  2     7, 2022 Page 2
FirstName LastName
Results of Operations, page 54

2. Please provide us a breakdown and explanation of the various expenses that comprise
         "total restructuring, transaction and sponsor related costs" for each period provided, including the nine months ended September 30, 2022. Also, describe to us the various restructuring plans you are currently undertaking and revise as necessary to provide disclosures related to your restructuring activities pursuant to ASC 420-10-50-1.
3. You state that the increase in revenue for fiscal 2021 compared to the successor and predecessor periods in 2020 was due to an increase in new customers, contributions from acquisitions and net revenue retention from existing customers. Similarly, in the
         September 30, 2022 Form 10-Q you attribute the increase in revenue to new and existing customers. Where a material changes from period-to-period is due to two or more factors, including any offsetting factors, describe the underlying reasons for these material changes in both quantitative and qualitative terms. Please revise. Refer to Item 303(b) of
         Regulation S-K and also to comment 12 in your March 23, 2021 response letter.
Form 10-Q for the Quarter Ended September 30, 2022

Notes to Unaudited Condensed Consolidated Financial Statements
Note 15. Commitments and Contingencies
Litigation, page 23

4. We note your disclosures regarding the class action lawsuit related to the Take-Private-
         Transaction. Please revise to clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred and if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to
         ASC 450-20-50-3.
Form 8-K furnished on November 1, 2022

General

5. We note your reference to adjusted unlevered free cash flow for the twelve months ended
         September 30, 2022 in the financial highlight bullet points. Please revise to provide a reconciliation of this measure for each period presented. Refer to
Item 10(e)(1)(i)(B) of
         Regulation S-K.
6. We note that your measure of non-GAAP net income does not appear include the tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. Refer to Non-
         GAAP C&DI Question 102.11.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dale Bowen
Instructure Holdings, Inc.
November 7, 2022
Page 3

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                         Sincerely,
FirstName LastNameDale Bowen
                                                         Division of
Corporation Finance
Comapany NameInstructure Holdings, Inc.
                                                         Office of Technology
November 7, 2022 Page 3
cc:       Matt Kaminer
FirstName LastName